Exhibit 99.1

News Release

For Immediate Release

West Fraser Declares Dividend

VANCOUVER, B.C., December 11, 2024 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) has declared a quarterly dividend of US$0.32 per share on the Common shares and Class B Common shares in the capital of the Company, payable on January 14, 2025 to shareholders of record on December 27, 2024.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Stock Information/Dividends” section.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit: westfraser.com.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com